SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

REDIFF.COM INDIA LIMITED

(Name of Issuer)

Equity Shares, Rs. 5 Par Value

(Title of Class of Securities)

757479100

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

466 Lexington Avenue

New York, New York 10017

(212) 878-0600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Willkie Farr & Gallagher

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

May 29, 2003

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

SCHEDULE 13D

CUSIP No. 757479100                                                                                                                  Page 2 of 10 Pages

1	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Warburg Pincus & Co. I.D. #13-6358475

2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds* N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 2,132,804 8 Shared Voting Power 9 Sole Dispositive Power 2,132,804 10 Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,132,804

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13	Percent of Class Represented by Amount in Row (11) 16.7%

14	Type of Reporting Person* PN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 757479100                                                                                                                  Page 3 of 10 Pages

1	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Warburg Pincus LLC (f/k/a E.M. Warburg, Pincus & Co., LLC) I.D. #13-3536050

2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds* N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 2,132,804 8 Shared Voting Power 9 Sole Dispositive Power 2,132,804 10 Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,132,804

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13	Percent of Class Represented by Amount in Row (11) 16.7%

14	Type of Reporting Person* OO

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 757479100                                                                                                                  Page 4 of 10 Pages

1	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Warburg, Pincus Equity Partners, L.P. I.D. #13-3986317

2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds* N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 8 Shared Voting Power 2,132,804 9 Sole Dispositive Power 10 Shared Dispositive Power 2,132,804

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,132,804

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13	Percent of Class Represented by Amount in Row (11) 16.7%

14	Type of Reporting Person* PN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 757479100                                                                                                                  Page 5 of 10 Pages

1	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Warburg, Pincus Ventures International, L.P.

2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds* N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 8 Shared Voting Power 2,132,804 9 Sole Dispositive Power 10 Shared Dispositive Power 2,132,804

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,132,804

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13	Percent of Class Represented by Amount in Row (11) 16.7%

14	Type of Reporting Person* PN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 757479100                                                                                                                  Page 6 of 10 Pages

1	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Queenswood Investments Limited I.D. #98-0216409

2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds* N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 2,132,804 8 Shared Voting Power 9 Sole Dispositive Power 2,132,804 10 Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,132,804

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13	Percent of Class Represented by Amount in Row (11) 16.7%

14	Type of Reporting Person* CO

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

This Amendment No. 3 amends the Schedule 13D filed on December 29, 2000, as amended by Amendment No. 2, filed on May 22, 2003, as amended by Amendment No. 1-A, filed on July 16, 2001, which amended and restated Amendment No 1, filed on July 13, 2001, to the Schedule 13D (as so amended, the “Schedule 13D”) on behalf of Warburg Pincus & Co., a New York general partnership (“WP”), Warburg Pincus LLC (f/k/a E.M. Warburg, Pincus & Co., LLC), a New York limited liability company (“WP LLC”), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with three affiliated entities “WPEP”), Warburg, Pincus Ventures International, L.P., a Bermuda limited partnership (“WPVI”), and Queenswood Investments Limited, a Mauritius corporation (“Queenswood” and, together with WP, WP LLC, WPEP and WPVI, the “Reporting Entities”). This Amendment No. 3 to the Schedule 13D relates to the equity shares, par value Rs. 5, of Rediff.com India Limited, a limited liability company organized under the laws of the Republic of India (the “Company”). Unless the context otherwise requires, references herein to the “Equity Shares” are to the equity shares of the Company, par value Rs. 5 per share.

Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 13D. All references in the Schedule 13D to EMW shall refer to WP LLC.

Item 4.    Purpose of Transaction.

Item 4 is hereby amended by adding the following paragraph after the third paragraph:

As set forth on Schedule III hereto, Queenswood sold 315,390 ADSs, representing 157,695 Equity Shares of the Company. These ADSs were sold in the open market for aggregate gross proceeds of $1,527,212.10.

Item 5.    Interest in Securities of the Issuer.

Items 5(a) and 5(c) are amended and restated in their entirety as follows:

(a)    As of May 29, 2003, WP, WP LLC and Queenswood each beneficially owned 2,132,804 Equity Shares. WPEP and WPVI each beneficially owned 50% or approximately 1,066,402 of the Equity Shares. By reason of their respective relationships with Queenswood, each of the Reporting Enitities may be deemed under Rule 13d-3 of the Exchange Act to own beneficially all of the Equity Shares that Queenswood beneficially owns.

The 2,132,804 Equity Shares represented approximately 16.7% of the outstanding Equity Shares, based on the 12,795,200 Equity Shares outstanding as of September 30, 2002, as represented by the Company in its Form 6-K for the quarter ended September 30, 2002.

(c)    Except for the transactions described in Item 4, during the last sixty days there were no transactions effected by the Reporting Entities or by any of the persons set forth on Schedules I and II hereto.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2003	QUEENSWOOD INVESTMENTS LIMITED

	By:	/S/ SCOTT A. ARENARE Name: Scott A. Arenare Title: Authorized Signatory

Dated: May 29, 2003	WARBURG, PINCUS EQUITY PARTNERS, L.P.

	By:	Warburg Pincus & Co., General Partner

	By:	/S/ SCOTT A. ARENARE Name: Scott A. Arenare Title: Partner

Dated: May 29, 2003	WARBURG, PINCUS VENTURES INTERNATIONAL, L.P.

	By:	Warburg Pincus & Co., General Partner

	By:	/S/ SCOTT A. ARENARE Name: Scott A. Arenare Title: Partner

Dated: May 29, 2003	WARBURG PINCUS & CO.

	By:	/S/ SCOTT A. ARENARE Name: Scott A. Arenare Title: Partner

Dated: May 29, 2003	WARBURG PINCUS LLC

	By:	/S/ SCOTT A. ARENARE Name: Scott A. Arenare Title: Member

SCHEDULE III

Trade Date	Number of ADSs Sold(1)	Gross Proceeds

5/22/03	61,340	$287,084.69

5/23/03	37,550	173,720.91

5/27/03	43,600	214,487.15

5/28/03	82,900	412,116.71

5/29/03	90,000	439,802.64

(1) One ADS is represented by one-half of one Equity Share.